UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 000-55169

Medifocus Inc.

(Translation of registrant’s name into English)

10240 Old Columbia Road, Suite G

Columbia, Maryland 21046

(410) 290 - 5734

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Condensed Interim Consolidated Financial Statements for the three and six months ended September 30, 2014 and 2013

99.2	Management Discussion and Analysis for the three and six months ended September 30, 2014 and 2013

99.3	Certification of Interim Filings - CEO

99.4	Certification of Interim Filings - CFO

99.5	Press Release, dated November 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIFOCUS INC.

/s/ Augustine Cheung, Ph.D.

Augustine Cheung, Ph.D.
President and Chief Executive Officer

Date: December 4, 2014

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Condensed Interim Consolidated Financial Statements for the three and six months ended September 30, 2014 and 2013

99.2	Management Discussion and Analysis for the three and six months ended September 30, 2014 and 2013

99.3	Certification of Interim Filings - CEO

99.4	Certification of Interim Filings - CFO

99.5	Press Release, dated November 25, 2014